Exhibit 99.1

Leju Reports Third Quarter 2019 Results and Issues Notice of Annual General Meeting

BEIJING, November 25, 2019 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading e-commerce and online media platform for real estate and home furnishing industries in China, today announced its unaudited financial results for the fiscal quarter and nine months ended September 30, 2019.

Third Quarter 2019 Financial Highlights

•                      Total revenues increased by 39% year-on-year to $185.4 million.

•                      Revenues from e-commerce services increased by 58% year-on-year to $153.4 million.

•                      Revenues from online advertising services decreased by 13% year-on-year to $31.5 million.

•                      Income from operations was $15.8 million, an increase of 40% from $11.3 million for the same quarter of 2018.

•                      Non-GAAP1 income from operations was $19.5 million, an increase of 25% from $15.6 million for the same quarter of 2018.

•                      Net income attributable to Leju Holdings Limited shareholders was $11.2 million, or $0.08 per diluted American depositary share (“ADS”), an increase of 63% from $6.8 million, or $0.05 per diluted ADS, for the same quarter of 2018.

•                      Non-GAAP net income attributable to Leju Holdings Limited shareholders was $14.1 million, or $0.10 per diluted ADS, an increase of 37% from $10.3 million, or $0.08 per diluted ADS, for the same quarter of 2018.

First Nine Month 2019 Financial Highlights

•                      Total revenues increased by 38% year-on-year to $465.8 million.

•                      Revenues from e-commerce services increased by 52% year-on-year to $362.6 million.

•                      Revenues from online advertising services increased by 4% year-on-year to $101.8 million.

•                      Income from operations was $8.7 million, compared to loss from operations of $10.2 million for the same period of 2018.

•                      Non-GAAP income from operations was $19.9 million, an increase of 611% from $2.8 million for the same period of 2018.

•                      Net income attributable to Leju Holdings Limited shareholders was $7.0 million, or $0.05 per diluted ADS, compared to net loss attributable to Leju Holdings Limited shareholders of $14.9 million, or $0.11 loss per diluted ADS for the same period of 2018.

•                      Non-GAAP net income attributable to Leju Holdings Limited shareholders was $15.9 million, or $0.12 per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $4.4 million, or $0.03 loss per diluted ADS for the same period of 2018.

1    Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and income tax impact on the share-based compensation expense, amortization of intangible assets resulting from business combinations. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

“We are pleased that our revenue reached a record high in the third quarter,” said Mr. Geoffrey He, Leju’s chief executive officer. “Since the second half of this year, increasing demand for marketing services from developers as a result of added pressure to reduce inventories has driven significant growth in our new e-commerce business. Leju’s top-down strategy has allowed us to seize market opportunities, expand our customer base and increase the average number of projects under cooperation per customer, all of which provide a solid foundation to grow our project pipeline for the fourth quarter and next year. In addition, in the third quarter, our profit remained stable with continued positive cash inflow generated from operations. In the fourth quarter, Leju will hold our annual gala awards ceremony for China’s property industry, which will help to further enhance our media influence and customer relationships. “

Third Quarter 2019 Results

Total revenues were $185.4 million, an increase of 39% from $133.6 million for the same quarter of 2018, mainly due to an increase in revenues from e-commerce services.

Revenues from e-commerce services were $153.4 million, an increase of 58% from $96.9 million for the same quarter of 2018, primarily due to an increase in the number of discount coupons redeemed, partially offset by a decrease in the average price per discount coupon redeemed.

Revenues from online advertising services were $31.5 million, a decrease of 13% from $36.0 million for the same quarter of 2018, primarily due to a decrease in property developers’ demand for online advertising.

Revenues from listing services were $0.5 million, a decrease of 34% from $0.8 million for the same quarter of 2018, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $13.2 million, a decrease of 22% from $16.9 million for the same quarter of 2018, primarily due to decreased cost of advertising resources purchased from media platforms related to the Company’s online advertising business.

Selling, general and administrative expenses were $157.0 million, an increase of 48% from $106.2 million for the same quarter of 2018, primarily due to increased marketing expenses related to the Company’s e-commerce business.

Income from operations was $15.8 million, an increase of 40% from $11.3 million for the same quarter of 2018. Non-GAAP income from operations was $19.5 million, an increase of 25% from $15.6 million for the same quarter of 2018.

Net income was $11.3 million, an increase of 54% from $7.3 million for the same quarter of 2018. Non-GAAP net income was $14.2 million, an increase of 32% from $10.8 million for the same quarter of 2018.

Net income attributable to Leju Holdings Limited shareholders was $11.2 million, or $0.08 per diluted ADS, an increase of 63% from $6.8 million, or $0.05 per diluted ADS, for the same quarter of 2018. Non-GAAP net income attributable to Leju Holdings Limited shareholders was $14.1 million, or $0.10 per diluted ADS, an increase of 37% from $10.3 million, or $0.08 per diluted ADS, for the same quarter of 2018.

First Nine Month 2019 Results

Total revenues were $465.8 million, an increase of 38% from $337.8 million for the same period of 2018, mainly due to an increase in revenues from e-commerce services.

Revenues from e-commerce services were $362.6 million, an increase of 52% from $237.9 million for the same period of 2018, primarily due to an increase in the number of discount coupons redeemed, partially offset by a decrease in the average price per discount coupon redeemed.

Revenues from online advertising services were $101.8 million, an increase of 4% from $97.5 million for the same period of 2018, primarily due to an increase in property developers’ demand for online advertising in the first half of 2019.

Revenues from listing services were $1.4 million, a decrease of 44% from $2.4 million for the same period of 2018, primarily due to a decrease in secondary real estate brokers’ demand.

Cost of revenues was $55.1 million, an increase of 2% from $54.0 million for the same period of 2018, primarily due to increased cost of advertising resources purchased from media platforms related to the Company’s online advertising business in the first half of 2019.

Selling, general and administrative expenses were $403.0 million, an increase of 36% from $296.1 million for the same period of 2018, primarily due to increased marketing expenses related to the Company’s e-commerce business.

Income from operations was $8.7 million, compared to loss from operations of $10.2 million for the same period of 2018. Non-GAAP income from operations was $19.9 million, an increase of 611% from $2.8 million for the same period of 2018.

Net income was $7.4 million, compared to net loss of $15.0 million for the same period of 2018. Non-GAAP net income was $16.2 million, compared to non-GAAP net loss of $4.4 million for the same period of 2018.

Net income attributable to Leju Holdings Limited shareholders was $7.0 million, or $0.05 per diluted ADS, compared to net loss attributable to Leju Holdings Limited shareholders of $14.9 million, or $0.11 loss per diluted ADS for the same period of 2018. Non-GAAP net income attributable to Leju Holdings Limited shareholders was $15.9 million, or $0.12 per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $4.4 million, or $0.03 loss per diluted ADS for the same period of 2018.

Cash Flow

As of September 30, 2019, the Company’s cash and cash equivalents balance was $171.0 million.

Third quarter 2019 net cash provided by operating activities was $10.9 million, primarily comprised of non-GAAP net income of $14.2 million, an increase in accrued marketing and advertising expenses and other current liabilities of $21.1 million, an increase in advance from customer of $6.0 million, and an increase in income tax payable and other tax payable of 4.7 million, partially offset by an increase in accounts receivable and contract assets of $18.4 million, and an increase in customer deposits of $18.2 million.

Business Outlook

The Company estimates that its total revenues for the fourth quarter of 2019 will be approximately $200 million to $210 million, which would represent an increase of approximately 61% to 69% from $124.2 million in the same quarter in 2018. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Leju to Hold Annual General Meeting on December 20, 2019

Leju announced that it will hold its annual general meeting of shareholders (the “AGM”) at Room 1120, 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, the People’s Republic of China on December 20, 2019 at 10:00AM (local time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s ADSs to discuss Company affairs with management.

Holders of record of the Company’s ordinary shares at the close of business on December 2, 2019 (Eastern Daylight Time) are entitled to receive notice of and attend the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s ADSs are welcome to attend the AGM in person.

The notice of the annual general meeting is available on the Company’s website at http://ir.leju.com.

Conference Call Information

Leju’s management will host an earnings conference call on November 25, 2019 at 7 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call”.

A replay of the conference call may be accessed by phone at the following number until December 3, 2019:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Passcode:	8377206

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading e-commerce and online media platform for real estate and home furnishing industries in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 380 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its limited operating history and lack of experience as a stand-alone public company, given its carve-out from E-House and prior reliance on E-House for various corporate services; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s status as a principal shareholder of Leju; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	September 30,
	2018	2019
ASSETS
Current assets
Cash and cash equivalents	147,263	171,014
Accounts receivable, net	102,697	134,034
Contract assets	2,137	8,400
Marketable securities	2,467	3,414
Prepaid expenses and other current assets	8,621	7,100
Customer deposits	10,672	27,610
Amounts due from related parties	6,695	9,483
Total current assets	280,552	361,055
Property and equipment, net	14,058	17,968
Intangible assets, net	57,401	48,503
Right-of-use assets[2]	—	27,624
Investment in affiliates	63	51
Deferred tax assets	62,356	60,507
Other non-current assets	2,297	2,051
Total assets	416,727	517,759
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	803	1,715
Accrued payroll and welfare expenses	30,628	31,943
Income tax payable	58,030	58,329
Other tax payable	12,675	18,000
Amounts due to related parties	3,477	11,399
Advance from customers	26,873	40,710
Lease liabilities, current[2]	—	5,238
Customer deposit payable	—	7,069
Accrued marketing and advertising expenses	14,896	29,861
Other current liabilities	12,999	31,465
Total current liabilities	160,381	235,729
Lease liabilities, non-current[2]	—	22,725
Deferred tax liabilities	14,780	14,342
Total liabilities	175,161	272,796
Shareholders’ Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 135,763,962 and 135,770,628 shares issued and outstanding, as of December 31, 2018 and September 30, 2019, respectively	136	136
Additional paid-in capital	792,626	794,344
Accumulated deficit	(528,825)	(521,804)
Accumulated other comprehensive loss	(19,848)	(25,629)
Total Leju Holdings Limited shareholders’ equity	244,089	247,047
Non-controlling interests	(2,523)	(2,084)
Total equity	241,566	244,963
TOTAL LIABILITIES AND EQUITY	416,727	517,759

2   In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on their balance sheet for all leases with a term of more than 12 months. The Group adopted this ASU on January 1, 2019 using the modified retrospective approach and the financial statements for the comparative period has not been restated.

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2019	2018	2019

Revenues
E-commerce	96,853	153,428	237,894	362,642
Online advertising services	35,968	31,466	97,459	101,798
Listing services	767	505	2,434	1,357
Total revenues	133,588	185,399	337,787	465,797
Cost of revenues	(16,935)	(13,237)	(54,015)	(55,068)
Selling, general and administrative expenses	(106,195)	(156,977)	(296,122)	(402,994)
Other operating income	850	590	2,158	958
Income (loss) from operations	11,308	15,775	(10,192)	8,693
Interest income	286	315	845	900
Interest expenses	—	(858)	—	(858)
Other income (loss), net	(3,897)	(191)	(6,269)	1,102
Income (loss) before taxes and loss from equity in affiliates	7,697	15,041	(15,616)	9,837
Income tax benefits/(expenses)	(361)	(3,776)	732	(2,469)
Income (loss) before loss from equity in affiliates	7,336	11,265	(14,884)	7,368
Income (loss) from equity in affiliates	(19)	15	(70)	(11)
Net income (loss)	7,317	11,280	(14,954)	7,357
Less: net income (loss) attributable to non-controlling interests	473	121	(52)	337
Income (loss) attributable to Leju Holdings Limited shareholders	6,844	11,159	(14,902)	7,020

Earnings (loss) per ADS:
Basic	0.05	0.08	(0.11)	0.05
Diluted	0.05	0.08	(0.11)	0.05
Shares used in computation of earnings (loss) per ADS:
Basic	135,763,962	135,765,158	135,763,962	135,764,361
Diluted	135,763,962	135,769,998	135,763,962	135,767,912

The conversion of functional currency Renminbi (“RMB”) amounts into reporting currency USD amounts is based on the rate of USD1 = RMB7.0729 on September 30, 2019 and USD1 = RMB6.8569 for the nine months ended September 30, 2019.

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2019	2018	2019

Net income (loss)	7,317	11,280	(14,954)	7,357
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment	(3,243)	(5,310)	(4,016)	(5,781)

Comprehensive income (loss)	4,074	5,970	(18,970)	1,576

Less: Comprehensive income attributable to non-controlling interest	551	161	71	377

Comprehensive income (loss) attributable to Leju Holdings Limited shareholders	3,523	5,809	(19,041)	1,199

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2019	2018	2019

GAAP income (loss) from operations	11,308	15,775	(10,192)	8,693
Share-based compensation expense	1,098	599	3,133	1,770
Amortization of intangible assets resulting from business acquisitions	3,204	3,153	9,859	9,459
Non-GAAP income from operations	15,610	19,527	2,800	19,922

GAAP net income (loss)	7,317	11,280	(14,954)	7,357
Share-based compensation expense	1,098	599	3,133	1,770
Amortization of intangible assets resulting from business acquisitions	3,204	3,153	9,859	9,459
Income tax benefit:
Current	—	—	—	—
Deferred[3]	(801)	(788)	(2,465)	(2,364)
Non-GAAP net income (loss)	10,818	14,244	(4,427)	16,222

Net income (loss) attributable to Leju Holdings Limited shareholder	6,844	11,159	(14,902)	7,020
Share-based compensation expense (net of non-controlling interests)	1,094	599	3,113	1,770
Amortization of intangible assets resulting from business acquisitions (net of non-controlling interests)	3,204	3,153	9,859	9,459
Income tax benefit:
Current	—	—	—	—
Deferred	(801)	(788)	(2,465)	(2,364)
Non-GAAP net income (loss) attributable to Leju Holdings Limited shareholders	10,341	14,123	(4,395)	15,885

GAAP net income (loss) per ADS — basic	0.05	0.08	(0.11)	0.05

GAAP net income (loss) per ADS — diluted	0.05	0.08	(0.11)	0.05

Non-GAAP net income (loss) per ADS — basic	0.08	0.10	(0.03)	0.12

Non-GAAP net income (loss) per ADS — diluted	0.08	0.10	(0.03)	0.12

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	135,763,962	135,765,158	135,763,962	135,764,361

Shares used in calculating diluted GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	135,763,962	135,769,998	135,763,962	135,767,912

3   Amount represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense is nil.

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2019	2018	2019
Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	31,554	73,259	109,484	167,628
Number of discount coupons redeemed (number of transactions)	30,807	51,400	65,494	107,194